Morgan, Lewis & Bockius LLP 1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

December 20, 2016

FILED AS EDGAR CORRESPONDENCE

Mr. Betselot Zeleke

Mr. Vincent Di Stefano

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Response letter to comments on Post-Effective Amendment No. 72 to the Registration Statement of Consulting Group Capital Market Funds (File Nos. 333-40823 and 811-06318)

Dear Ms. Zeleke and Mr. Di Stefano:

On behalf of our client, Consulting Group Capital Markets Funds (the “Trust” or “CGCM”), this letter responds to the comments you provided via telephone on December 9, 2016, regarding the Trust’s Post-Effective Amendment No. 72, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 74, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on October 28, 2016 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making certain changes to the principal investment strategy and non-fundamental investment policies of the High Yield Fund (the “Fund”), an existing series of the Trust. Below, we have briefly summarized your comments and questions, followed by our responses.

Prospectus

1.	Comment. We note that on page 1 the Fund discloses a table of shareholder fees and we note that the Fund revised the header to this table to include the word “annual” based on prior comments from the staff. With limited exception, shareholder fees are transactional in nature and the fees included in the Annual Shareholder Fees table are based on account balances. Please advise why this presentation of fees is consistent with Item 3 of Form N-1A, including Instruction 3(a) as it relates to fees paid to affiliates.

Response. In response to your comment, we have revised the heading to the table to state “Annual Advisory Program Fees (fees paid directly from your investment in the applicable Morgan Stanley-sponsored investment advisory program)” so that it does not refer to

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December 20, 2016

“shareholder fees.” The disclosed fees are paid outside of the Fund by investors in the investment advisory programs that are implemented through investments in the various series of the Trust. Accordingly, they technically are not paid by investors in their capacity as “shareholders” of the Funds, rather as clients of the advisory program manager. We understand that this disclosure may not fit squarely within the shareholder fees contemplated in Form N-1A that are more transactional in nature (e.g., sales loads), but we believe this disclosure is important to investors, easily comprehendible and sufficiently clear. Because the Funds are only sold through such advisory programs, all shareholders are conceptually familiar with the disclosure. In addition, the maximum program fee has been included in the Trust’s prospectus since at least 1994, if not earlier. For all of these reasons, we have determined to retain the disclosure with the described modifications.

2.	Comment. Pertaining to the Annual Fund Operating Expenses table, please confirm that no Acquired Fund Fees and Expenses (AFFE) are required to be presented.

Response. The Trust confirms that no AFFE are required to be presented in the Fund’s fee table.

3.	Comment.Pertaining to the fee waiver agreement, please confirm if there is any recoupment agreement and, if so, please disclose the terms and conditions of such recoupment in the footnote to the expense table.

Response. The Trust confirms that there is no recoupment provision in the current Expense Limitation Agreement between the Trust and Consulting Group Advisory Services LLC (“CGAS”), nor will there be any such provision in the agreement to be entered into as of January 1, 2017.

4.	Comment. In the Expense Example, to the extent applicable, please disclose that the expenses shown reflect waivers through the expiration date of the fee waiver agreement and then total expenses thereafter.

Response. Form N-1A does not require a registrant to disclose that the Expense Example table only reflects contractually waived amounts for the period during which the contractual waiver is in effect. Instead, Form N-1A prohibits a registrant from reflecting contractually waived amounts for a period beyond the length of such contract. Nonetheless, we have added the following sentence to the disclosure leading into each Fund’s Expense Example table: “The effect of the Fund’s contractual fee waiver is only reflected in the first year of the example.”

5.	Comment. Please provide additional disclosure about the sub-advisers’ investment strategies, including how the sub-advisers decide what to buy and when to sell portfolio securities.

Response. In response to your comment, we reviewed the Fund’s current disclosure and determined that no changes were necessary. Through its operation as a manager of managers structure, CGAS sets the investment objective and principal investment strategies of the Fund and selects the appropriate third-party managers to implement the objective and strategies, pursuant to a sub-advisory agreement and investment guidelines. Accordingly, in such a model, the Fund’s

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investment strategy is more relevant than the investment strategies of the sub-advisers. How a sub-adviser manage the Fund, in terms of purchasing and selling securities on behalf of the portion of the Fund’s assets that have been allocated to it, is relevant and has been thoroughly disclosed with respect to the Fund in the section titled “How the Sub-advisers select the Fund’s investments.”

6.	Comment. With respect to the More Information about Investments section, please consider adding more detailed disclosure with respect to the principal strategies and investments, as required by Item 9A of Form N-1A.

Response. In response to your comment, we reviewed the Fund’s current disclosure and determined that no changes were necessary.

7.	Comment. Please revise the disclosure on page 6 regarding sub-adviser selection of investments so that it is consistent with the SEC’s Plain English principles. For example, the Western Asset Management Company disclosure includes a substantial amount of industry jargon and may be difficult for investors to understand.

Response. In response to your comment, we have modified Western Asset Management Company’s disclosure to make it more easily comprehendible. It now reads as follows:

Western Asset Management Company (“WAMCo”) seeks to minimize risk and maximize return through diversification among industry, quality and security sectors. In deciding among the securities in which the fund may invest, WAMCo takes into account the credit quality, country of issue, interest rate, liquidity, maturity and yield of a security as well as other factors, including the fund’s effective duration and prevailing and anticipated market conditions. Effective duration seeks to measure the expected sensitivity of market price to changes in interest rates, taking into account the anticipated effects of structural complexities (for example, some bonds can be prepaid by the issuer.) WAMCo uses a team-based approach that uses “bottom-up” research, meaning that WAMCo focuses on analysis of individual investments, without over-emphasizing broad economic of market cycles. Using this approach, WAMCo seeks to identify attractive industries and analyze individual companies and issuers for appropriate credit parameters and total rate of return potential. WAMCo’s goal is to invest in companies with superior management teams and with strong track records, that have defensible market positions, strong cash flow generation and growth prospects, and underlying asset values under several different scenarios. The percentage of the Fund’s assets allocated to WAMCo is 50%.

Effective December 2, 2016, Eaton Vance Management replaced PENN Capital Management Co., Inc. as sub-adviser to the Fund.

8.	Comment. Please include disclosure that the Fund’s non-fundamental policies may be changed by the Board, but only upon 60 days’ notice to shareholders, as required by Item 9 of Form N-1A.

Response. In response to your comment, we have revised the disclosure as follows (new language in bold and underlined):

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Unless otherwise explicitly stated herein, or in the Statement of Additional Information (“SAI”), the investment policies and restrictions of the Funds are not fundamental and may be changed by the Board of Trustees of the Trust (“Board”), upon 60 days’ written notice to shareholders and without shareholder approval.

9.	Comment. Please revise the reference to orders “accepted after 4:00 p.m.” in the second full paragraph of the Account Transactions section to state “received after 4:00 p.m.,” in accordance with Rule 22c-1 under the 1940 Act.

Response. In response to your comment, we have made this change.

10.	Comment. If applicable, please disclose in Item 11 that the Fund retains the right to redeem shares on an in-kind basis. We note that the Statement of Additional Information (“SAI”) indicates that the Fund has this ability.

Response. In response to your comment, the Trust has added the following paragraph as a new second paragraph in the sub-section titled “Redemption of Shares” in the section titled “Account Transactions”:

In certain circumstances, the Board of Trustees may determine that it would be detrimental to the best interests of a Fund’s shareholders to make a redemption payment wholly in cash. In such situations, the Fund may pay a portion of a shareholder redemption request by a distribution in-kind of readily marketable portfolio securities, subject to applicable laws and regulations and the policies of the Trust. Shareholders receiving distributions in-kind may incur brokerage commissions when subsequently disposing of those securities.

Statement of Additional Information

11.	Comment. The Fund indicates on page 2 that it may invest in collateralized debt obligations (“CDOs”). Please confirm that the Fund will not invest more than 15% of its net assets in such investments, pursuant to the SEC staff position and pending rule that a Fund may not invest more than 15% of its net assets in illiquid securities.

Response. The Trust confirms that any investments in CDOs made by the Fund would be subject to the Fund’s non-fundamental policy to not purchase or otherwise acquire any security if, as a result, more than 15% of the Fund’s net assets would be invested in securities that are illiquid.

12.	Comment. With regard to the disclosure on page 4, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what disclosure is appropriate. The type and location of such disclosure would depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos, for example the credit quality and conversion triggers. If CoCos are a principal investment, the Fund should provide a description of them and disclosure of their risks. Please supplementally confirm whether the Fund intends to invest in CoCos and, if so, the amount it intends to invest.

Response. The Fund does not currently expect to invest in CoCos as a principal investment strategy. Accordingly, the Trust believes that its current disclosure is complete and accurate without modification.

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13.	Comment. We note that the Fund discloses that it may engage in transactions involving derivatives, which are generally deemed to be a senior security for purposes of Section 18 of the 1940 Act. When a fund engages in such transactions, the fund will need to set aside an appropriate amount of liquid assets as determined by Commission and staff guidance to address Section 18 concerns. Please note the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of Section 18 of the 1940 Act. Accordingly, please be aware that the SEC could issue a new rule and/or guidance relating to fund use of derivatives such as total return swaps and leverage, including cover requirements which could impact the manner in which the Fund operates.

Response. The Trust is aware of proposed Rule 18f-4 under the 1940 Act and the SEC guidance set forth in Release No. 31,933 on December 11, 2015 in relation thereto. The Trust will continue to monitor for any developments with respect to the adoption of the Rule.

14.	Comment. Please confirm that derivatives are not a principal investment strategy for the Fund. Please revise the Prospectus disclosure accordingly.

Response. The Trust confirms that derivatives are not a principal investment strategy for the Fund. As of the end of its most recent fiscal year, the Fund had no investments in derivatives, as disclosed in its Schedule of Investments in the Trust’s annual report, as filed with the SEC on Form N-CSR on November 4, 2016.

15.	Comment. If the Fund will write credit default swaps, please confirm to the SEC staff that the Fund will segregate the full notional amount of credit default swaps to cover the obligation.

Response. The Fund does not currently expect to write credit default swaps.

16.	Comment. In limitation #2 of the Fundamental Investment Restrictions section, please add the phrase “or group of industries’ at the end of the first sentence.

Response. Notwithstanding the absence of the phrase “or group of industries” from the Trust’s fundamental policy, the Funds’ apply their concentration policy to both any particular industry as well as any group of industries, as required by Form N-1A. The Trust has confirmed this in prior Correspondence filings with the staff. See Letter from Paul Gallagher to Larry Greene of SEC Staff (Dec. 29, 2009) (Response #20); Letter from Paul Gallagher to Larry Greene of SEC Staff (Dec. 29, 2010) (Response #17); Letter from Paul Gallagher to Larry Greene of SEC Staff (Dec. 28, 2011) (Response #15).

17.	Comment. In the description of the trustee emeritus program, please disclose whether the trustee is obligated to provide any services in exchange for receiving the retainer; disclose whether the payment of this benefit is secured by the Funds and/or represents an obligation on their financial statements; and explain if such payment obligations are or will be reflected in the table under “Estimated Annual Benefits Upon Retirement.”

Response. The Trust has reviewed the Funds’ disclosure related to Trustee Compensation and has determined that the current disclosure is accurate and appropriate. The Trust notes the following: (1) a trustee emeritus is expected to attend meetings either in-person or telephonically and provide counsel to the Board, the Funds and CGAS based on their industry expertise and experience with the Funds; (2) the payment of the trustee emeritus benefit is included with trustee

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fees and is a Fund expense; and (3) the payment obligations are not reflected in the table under “Estimated Annual Benefits Upon Retirement” as this designation is not a guarantee. The Trust has confirmed this in a prior Correspondence filing with the staff. See Letter from Suzan Barron to Jay Williamson of SEC Staff (Dec. 23, 2015) (Response #31).

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien